Pricing Term Sheet To preliminary prospectus supplement dated December 8, 2009 (To prospectus dated March 10, 2009)	Filed pursuant to Rule 433 Registration number 333-157822 December 8, 2009

Lincoln National Corporation $300,000,000 6.25% SENIOR NOTES DUE 2020 Final Term Sheet, December 8, 2009

Issuer:	Lincoln National Corporation

Title of Securities:	6.25% Senior Notes due 2020 (the “Notes”)

Security Type:	Senior Unsecured Fixed Rate Notes

Format:	SEC Registered

Trade Date:	December 8, 2009

Settlement Date (T+3):	December 11, 2009

Maturity Date:	February 15, 2020

Aggregate Principal Amount Offered:	$300,000,000

Price to the Public (Issue Price):	99.851%

Net Proceeds (Before Expenses):	$297,603,000

Benchmark Treasury:	3.375% due November 15, 2019

Benchmark Treasury Yield:	3.392%

Spread to Benchmark:	Treasury Rate plus 287.5 basis points

Re-offer Yield:	6.267%

Coupon:	6.25% per annum

Interest Payment Dates:	Semi-annually on each February 15 and August 15, commencing on August 15, 2010

Optional Redemption:	Make-whole call at any time at the greater of 100% and the discounted value at Treasury Rate plus 45 basis points

CUSIP/ISIN:	534187AY5 / US534187AY52

Ratings* (Moody’s / S&P / Fitch):	Baa2 (neg) / A- (stable) / BBB (neg)

Lincoln National Corporation $300,000,000 6.25% SENIOR NOTES DUE 2020 Final Term Sheet, December 8, 2009
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Global Coordinators and Joint Book-Running Managers:	UBS Securities LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	Comerica Securities, Inc. Fifth Third Securities, Inc. The Williams Capital Group, L.P.

Affiliations:

From time to time, certain of the underwriters have provided, and may provide, various financial advisory, investment banking, commercial banking or investment management services to us and our affiliates, for which they have received and may continue to receive customary fees and commissions.

Affiliates of UBS Securities LLC, U.S. Bancorp Investments, Inc., BNY Mellon Capital Markets, LLC, KeyBanc Capital Markets Inc., Mitsubishi UFJ Securities (USA), Inc., Comerica Securities, Inc. and Fifth Third Securities, Inc. act as lenders on our existing lines of credit or term loan, as applicable. In addition, the underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of business, including acting as distributors of various life, annuity, defined contribution and investment products of our subsidiaries.

*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll free at 1-877-827-6444, ext. 561-3884 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.

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